UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Braze, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10576N102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	10576N102

1	Names of Reporting Persons
MCG7 Capital Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
8,634,408 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
8,634,408 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,634,408
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
13.23% (3)
12	Type of Reporting Person (See Instructions)
HC

(1) MCG7 Capital Inc. (“MCG7”) shares voting power with its indirect wholly-owned subsidiaries, Binder Clip Holdings LLC (“Binder”) and Appboy BH LLC (“Appboy”).

(2) MCG7 shares dispositive power with its indirect wholly-owned subsidiaries, Binder and Appboy.

(3) Binder, the indirect wholly-owned subsidiary of MCG7, directly held 4,000,000 shares of Class A common stock as of December 31, 2022, and may be deemed to beneficially own the 4,278,960 shares of Class A common stock issuable upon conversion of the shares of Class B common stock directly held by Binder, and the 355,448 shares of Class A common stock directly held by its direct wholly-owned subsidiary, Appboy, for a total of 8,634,408 shares of Class A common stock which Binder may be deemed to beneficially own as of December 31, 2022. Calculations of the percentage of Class A common stock beneficially owned are based on the Issuer’s issued and outstanding shares as of December 31, 2022, as disclosed to the Reporting Person by the Issuer’s transfer agent, of 60,984,299 shares of Class A common stock and 34,889,453 shares of Class B common stock.

The 8,634,408 total shares of Class A common stock and Class B common stock, on an aggregate but unconverted basis, directly held by MCG7’s indirect wholly-owned subsidiary, Binder, and indirectly held by Binder through its direct wholly-owned subsidiary, Appboy, as of December 31, 2022 represent 9.01% of all of the issued and outstanding shares of Class A common stock and Class B common stock on an aggregate but unconverted basis as of December 31, 2022.

SCHEDULE 13G

CUSIP No.	10576N102

1	Names of Reporting Persons
Binder Clip Holdings LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
8,634,408 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
8,634,408 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,634,408
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
13.23% (3)
12	Type of Reporting Person (See Instructions)
OO

(1) MCG7 Capital Inc. (“MCG7”) shares voting power with its indirect wholly-owned subsidiaries, Binder Clip Holdings LLC (“Binder”) and Appboy BH LLC (“Appboy”).

(2) MCG7 shares dispositive power with its indirect wholly-owned subsidiaries, Binder and Appboy.

(3) Binder directly held 4,000,000 shares of Class A common stock as of December 31, 2022, and may be deemed to beneficially own the 4,278,960 shares of Class A common stock issuable upon conversion of the shares of Class B common stock directly held by Binder, and the 355,448 shares of Class A common stock directly held by its direct wholly-owned subsidiary, Appboy, for a total of 8,634,408 shares of Class A common stock which Binder may be deemed to beneficially own as of December 31, 2022. Calculations of the percentage of Class A common stock beneficially owned are based on the Issuer’s issued and outstanding shares as of December 31, 2022, as disclosed to the Reporting Person by the Issuer’s transfer agent, of 60,984,299 shares of Class A common stock and 34,889,453 shares of Class B common stock.

The 8,634,408 total shares of Class A common stock and Class B common stock, on an aggregate but unconverted basis, directly held by Binder and indirectly held by Binder through its direct wholly-owned subsidiary, Appboy, as of December 31, 2022 represent 9.01% of all of the issued and outstanding shares of Class A common stock and Class B common stock on an aggregate but unconverted basis as of December 31, 2022.

SCHEDULE 13G

CUSIP No.	10576N102

1	Names of Reporting Persons
Appboy BH LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
355,448 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
355,448 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
355,448
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
0.58% (3)
12	Type of Reporting Person (See Instructions)
OO

(1) MCG7 Capital Inc. (“MCG7”) shares voting power with its indirect wholly-owned subsidiaries, Binder Clip Holdings LLC (“Binder”) and Appboy BH LLC (“Appboy”). Binder shares voting power with its direct wholly-owned subsidiary, Appboy.

(2) MCG7 shares dispositive power with its indirect wholly-owned subsidiaries, Binder and Appboy. Binder shares dispositive power with its direct wholly-owned subsidiary, Appboy.

(3) Appboy, the direct wholly-owned subsidiary of Binder, directly held 355,448 shares of Class A common stock as of December 31, 2022. Calculations of the percentage of Class A common stock owned are based on the Issuer’s issued and outstanding shares as of December 31, 2022, as provided by the Issuer’s transfer agent to the Reporting Person, of 60,984,299 shares of Class A common stock.

The 355,448 shares of Class A common stock held by Appboy as of December 31, 2022 represent 0.37% of all of the issued and outstanding shares of Class A common stock and Class B common stock on an aggregate basis as of December 31, 2022.

Item 1.

(a) Name of Issuer: Braze, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:

330 West 34th Street, 18th floor
New York, NY 10001

Item 2.

(a) Name of Person Filing (the "Reporting Person"):

(i)   MCG7 Capital Inc. ("MCG7")

(ii)  Binder Clip Holdings LLC ("Binder")

(iii)  Appboy BH LLC ("Appboy")

(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of MCG7 is c/o Fasken, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Canada. The address of the principal business office of Binder is c/o Paul Hastings LLP, 200 Park Avenue, New York, NY 10166. The address of the principal business office of Appboy is c/o Aprio, 7 Penn Plaza, Suite 210, New York, NY 10001.

(c) Citizenship:

(i) MCG7: British Columbia, Canada

(ii) Binder: Delaware

(iii) Appboy: Delaware

(d) Title and Class of Securities: Class A Common Stock, $0.0001 par value per share

(e) CUSIP No.: 10576N102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5—11 (and the footnote to Row 11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Binder is the wholly-owned subsidiary of MCG7. Appboy is the wholly-owned subsidiary of Binder. The three Reporting Persons are filing jointly. See attached Exhibit, "AGREEMENT PURSUANT TO RULE 13d-1(k)(1)(iii) CONCERNING JOINT SCHEDULE 13G FILING."

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

MCG7 CAPITAL INC.

By:	/s/ Jacob Horowitz
Name: Jacob Horowitz
Title: Director

BINDER CLIP HOLDINGS LLC

By:	/s/ Jacob Horowitz
Name: Jacob Horowitz
Title: Manager

APPBOY BH LLC

By:	/s/ Jacob Horowitz
Name: Jacob Horowitz
Title: Manager